

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2011

<u>VIA U.S. Mail and Facsimile</u>

Gladys Chan
Principal Financial Officer
Biocurex, Inc.
7080 River Road, Suite 215
Richmond, British Columbia   V6X 1X5

> **Re: Biocurex, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 1, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-26947**

Dear Ms. Chan:

We have reviewed your response dated February 7, 2011 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether your registration statement on Form S-1 file number 333-144879 has been used since the July 9, 2010 amendment that is not yet effective. Please also provide us a response to the comments in our letter dated August 4, 2010 that address disclosure issues that could affect your Exchange Act reports, and tell us when you plan to respond to each of the other comments in that August 4, 2010 letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 26

2. We note your response to prior comment 1. We continue to believe that you should include a discussion of the reasons for the increase in accounts payable and accrued liabilities under Instruction 2 of Item 303(A) of Regulation S-K. For example, disclose whether the increase in payables is the result of the timing of purchases or due to some other unique circumstance that would result in an increase in amounts being accrued at year end. Please include the requested disclosure in future filings.

Item 9A. Controls and Procedures, page 31

3. We note from your response to comment 5 that you plan to file a Form 8-K to comply with our prior comment. Please note that you must file an amendment to your Form 10-K to comply with this comment and include management's report on internal control over financial reporting as of December 31, 2009. Refer to Rule 308T of Regulation S-K and Exchange Act Rule 13a-15(c).

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

4. We reference prior comment 6. While the impairment of patents only represents 1% of net loss, we note that the loss is 6.5% of net loss from operations for the period. Please tell us why you should not reclassify the loss on impairment of patents to operating loss for the year ended December 31, 2008.

Note 8. Convertible Notes Payable and Convertible Debt, page F-21

5. We reference prior comment 9. Regarding the August 2009 modification, we see that you recognized the discount for the difference between the fair value of $1,673,243 and the principal amount of $2,150,000. Under FASB ASC 470-50-40-13, the new debt instrument should be initially recorded at fair value, and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument. Please tell us why you recognized a discount equal to the difference of the face value of the new note and the present value of the revised cash flows rather than recording the new debt at fair value. Please refer to the accounting literature you used as the basis for your accounting.

6. We note from your response that the loan modification agreement allows the conversion price on the convertible debt to be adjusted if the company undertakes certain equity issuances and, on January 19, 2010, you undertook an issuance of stock options that were not exempt issuances and, as a result, the conversion price was adjusted from $0.14 to $0.13. You note in your response that you believe that the embedded conversion feature is indexed to your equity. Please tell us why and include your analysis of ASC 815-40-15 and -55 (formerly EITF 07-5).

Form 10-Q for the fiscal quarter ended September 30, 2010

Consolidated Statements of Operations, page F-2

7. Regarding your response to prior comment 13, please tell us the significant terms of your agreements with legal counsel and the accounting literature you relied upon in your accounting for the arrangements with your legal counsel as derivatives. In addition, please clarify exactly how you are presenting these arrangements in your financial statements, including how you record the derivative on your balance sheet at fair value and mark it to market each period. Explain whether you are required to deliver additional shares to your legal counsel until they realize the balance of the accounts payable through the proceeds from sales of your shares.

8. Further, please tell us the timing of the share issuances and sales to your legal counsel and provide us with the exemption from registration you relied upon in issuing these shares.

Note 7. Common Stock, page F-14

9. Your response to prior comment 14 did not address your consideration of whether the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant. If true, the warrants may not qualify

for equity classification under EITF 00-19 because there are further registration and prospectus delivery requirements that are outside of the control of the company. It appears that the warrants were sold in a registered offering and there will likely not be an exemption available to the company for the sale of the shares underlying the warrants. As such, if there is not a current prospectus, the company may not be able to deliver registered shares upon exercise of the warrants. Pursuant to ASC 815-40-25 (formerly paragraphs 14 – 18 of EITF 00-19), the staff believes that if a warrant agreement requires delivery of registered shares, does not specify how the contract would be settled in the event the company is unable to deliver registered shares, and does not specify any circumstances under which net cash settlement would be permitted or required, net cash settlement must be assumed since it is unlikely that noncompliance is an acceptable alternative. Please tell us further about your analysis of the warrant agreement, including Section 12 of Exhibit 4.4 of your Form S-1, #333-162345, in determining that equity classification is appropriate.

Management's Discussion and Analysis of Operations, page 1

10. With a view towards disclosure, please tell us the steps taken during 2010 towards each of the five principal objectives listed on pages 25 – 26 of your December 31, 2009 Form 10-K and the current status of those objectives. We note that you continue to list four of these principal objectives in your September 30, 2010 Form 10-Q, but you do not include any discussion of your progress in achieving these objectives, nor why you eliminated one of them.

Acknowledgments

11. We see the statement that the acknowledgment from the company will be sent under separate cover. However, the acknowledgment still has not been submitted. In this regard, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664, Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant